BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 15, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 6 to Registration Statement on Form S-1
Filed on November 15, 2017
File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 6 to Registration Statement on Form S-1 ("Amendment No. 6").  The Amendment No. 6 has been revised in accordance with the Commission's oral comments to the undersigned on November 13, 2017 ("Comments").

To assist the staff in its review of Registrant's responses, we have provided a copy of Amendment No. 6 "marked to show changes", and our responses below correspond to the two comments from Mr. Lin.

Prospectus Cover Page

1.       In accordance with the Commission's comment, we have inserted the language from the Summary on page 2 regarding the sale price of the offered shares to be $0.50.

Exhibit 5

2.       In accordance with the Commission's comment, we have revised our Legal Opinion-Exhibit 5.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant's responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably.  Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

William B. Barnett

INTERNATIONAL LAND ALLIANCE, INC.
350 10th Ave., Suite 1000
San Diego, California 9211
Tele: (877) 661-4811

November 15,  2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 6 to Registration Statement on Form S-1
Filed on November 15, 2017
File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●
Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Roberto Jesus Valdes
      Roberto Jesus Valdes, President & CEO